Rocky Mountain Energy Corp.

Consolidated Financial Statements

For the six months ended July 31, 2004

(Unaudited)

Contents

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Income and

Retained Earnings

3

Consolidated Statements of Cash Flows

4

Notes to Consolidated Financial Statements

5-7

Rocky Mountain Energy Corp.

Consolidated Balance Sheets

(Unaudited)

As at	July 31, 2004	January 31, 2004
		(audited)

Assets

Current
Cash and short term investments	$ 166,170	$ 225,342
Accounts receivable	3,986,756	2,318,760
	4,152,926	2,544,102

Loan receivable	-	83,514
Assets held for resale	300,000	300,000
Prepaid expenses and deposits	59,062	59,062
Property, plant, and equipment	20,368,766	18,146,767

	$ 24,880,754	$21,133,445

Liabilities and Shareholders' Equity

Current liabilities
Bank loan	$ 7,100,000	$ 5,500,000
Cheques not cashed	407,274	572,489
Accounts payable and accrued liabilities	3,048,758	3,406,004
Income taxes payable	731,622	179,622
	11,287,654	9,658,115

Asset retirement obligation	741,180	679,764
Future income tax	2,485,860	2,365,359
	14,514,694	12,703,238
Shareholders' equity
Share capital (Note 3)	3,485,064	3,350,664
Stock compensation (Note 4)	214,005	112,674
Contributed surplus	74,188	74,188
Retained earnings	6,592,803	4,892,681
Total shareholders' equity	10,366,060	8,430,207

	$ 24,880,754	$21,133,445

On behalf of the Board:

signed “William E. Ambrose”

William E. Ambrose

signed “Robert A. Germiquet”

Robert A. Germiquet

The accompanying notes are an integral part of these consolidated financial statements.

Rocky Mountain Energy Corp.

Consolidated Statements of Income and Retained Earnings

(Unaudited)

	For the six months ended

	July 31, 2004	July 31, 2003
		(restated Note 5)
Revenue
Oil and gas revenues	$ 9,367,176	$ 8,649,273
Less: royalties	2,352,889	1,659,653
	7,014,287	6,989,620

Expenses
Amortization, depletion and accretion (Note 5)	2,194,440	1,055,735
General and administrative	845,688	566,224
Interest	169,953	135,057
Operating costs	1,431,584	979,158
	4,641,665	2,736,174

Income before income taxes	2,372,622	4,253,446

Income taxes
Current	552,000	-
Future	120,500	1,011,518
	672,500	1,011,518

Net income for the period	1,700,122	3,241,928
Retained earnings, beginning of period (Note 5)	4,892,681	179,622

Retained earnings, end of period	$ 6,592,803	$ 5,337,398

Basic earnings per share	$ 0.27	$ 0.48
Diluted earnings per share	$ 0.26	$ 0.44

Weighted average number of shares outstanding	7,142,487	6,793,487
Diluted number of shares outstanding	7,609,721	7,335,192

The accompanying notes are an integral part of these consolidated financial statements.

Rocky Mountain Energy Corp.

Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended

	July 31, 2004	July 31, 2003
		(restated Note 5)

Cash flows from operating activities
Net income for the period	$ 1,700,122	$ 3,241,928
Items not affecting cash
Amortization, depletion and accretion	2,194,440	1,055,735
Stock compensation expense	101,331	6,343
Future income taxes	120,500	1,011,518
Cash flow from operations	4,116,393	5,315,524
Changes in working capital items
Accounts receivable	(1,667,996)	(36,442)
Deposits	-	42,206
Accounts payable – operations	(365,328)	(2,955,256)
Income taxes	552,000	303,225
	2,635,069	2,669,257
Cash flows from investing activity
Acquisition and development of property, plant and equipment	(4,346,940)	(2,296,978)

Cash flows from financing activities
Bank indebtedness	1,600,000	(50,000)
Proceeds on exercise of stock options	134,400	-
Loan receivable	83,514	-
	1,817,914	(50,000)

Increase in cash and cash equivalents	106,043	322,279

Cash (bank indebtedness), beginning of period	(347,147)	(322,279)

Cash (bank indebtedness), end of period	$ (241,104)	$ -

Cash and cash equivalents, composed of:
Cash and short term investments	$ 166,170	$ -
Cheques not cashed	(407,274)	-
	$ (241,104)	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Rocky Mountain Energy Corp.

Notes to Consolidated Financial Statements

(Unaudited)

July 31, 2004

1.

Nature of Operations and Basis of Presentation

Rocky Mountain Energy Corp. (the “Company”) is a public company originally incorporated under the laws of the Province of British Columbia and continued into Alberta in 2001 which is in the business of acquiring, exploring and evaluating oil and gas properties, and either joint venturing or developing these properties further.  The unaudited interim consolidated financial statements and notes do not include all disclosures required for annual statements and should be read in conjunction with the audited financial statements for the year ended January 31, 2004.

2.

Significant Accounting Polices

The unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada.  The accounting policies and methods of application used in preparation of these financial statements are consistent with the January 31, 2004 audited financial statements.

3.

Share Capital

(a)

Authorized

100,000,000 Common voting shares

(b)

Issued and outstanding common shares

	Number of Common Shares	Amount

Balance, January 31, 2004	6,802,487	$ 3,350,664
Issued on exercise of stock options	340,000	134,400
Balance, July 31, 2004	7,142,487	$ 3,485,064

During the period, the following options were exercised by certain directors and officers of the Company:

           Stock options exercised on February 2, 2004    160,000 @   $0.34

           Stock options exercised on April 21, 2004         160,000 @   $0.34

           Stock options exercised on April 29, 2004           20,000 @   $1.28

Rocky Mountain Energy Corp.

Notes to Consolidated Financial Statements

(Unaudited)

July 31, 2004

3. Share Capital - continued

 (c)

Options

The Company has granted stock options to directors, officers, employees and consultants of the Company as follows:

	Number of Shares	Option Prices per Share	Weighted Average Exercise Price
Options outstanding, January 31, 2004	747,284	$0.34 - $3.23	$1.08
Options – granted	160,000	$4.47	4.47
Options – exercised	(340,000)	$0.34-$1.28	0.40
Options outstanding, July 31, 2004	567,284	$1.28 - $4.47	2.44

The following table summarizes information about the stock options outstanding at July 31, 2004:

Options Outstanding	Option price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Weighted Average Exercise Price of Options Exercisable

160,000	4.47	$4.47	4.50 years	160,000	$4.47
310,000	$1.28	$1.28	1.33 years	310,000	$1.28
22,284	$3.23	$3.23	2.50 years	22,284	$3.23
75,000	$2.73	$2.73	2.83 years	75,000	$2.73
567,284				567,284

4.Stock Based Compensation Plans

The Company has three stock option plans issued to consultants, which are accounted for in accordance with the policy disclosed in Note 2(m) to the audited consolidated financial statements for the year ended January 31, 2004.  The compensation costs for options vested for the six months ended July 31, 2004 is $101,331 (2004 - $6,343).

In 2003, under the first option plan, the Company has granted options to a consultant for up to 75,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock at the date of grant.  The term of expiry on the options is 5 years.

Also in 2003, under the second option plan, the Company has granted options to consultants for 22,284 shares of common stock.  The exercise price of each option is discounted to market at 15% as allowed by the TSX Venture with a term of 5 years, expiring October 17, 2007.

In the six months ended July 31, 2004, the company has granted options to consultants for 160,000 shares of common stock.  The exercise price of each option is discounted to market at 15% as allowed by the TSX Venture with a term of 5 years, expiring Feb 2, 2009.

Rocky Mountain Energy Corp.

Notes to Consolidated Financial Statements

(Unaudited)

July 31, 2004

4.Stock Based Compensation Plans - continued

The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions: Dividend yield (Nil), Expected volatility (0.70 for the first option plan, 0.45 for the second option plan, and 0.32 for the third option plan), risk-free interest rate (6.0%), and weighted average life of 5 years for the first and second option plan and 1 year for the third option plan.

5. Asset Retirement Obligation

The comparative numbers for the six month period ended July 31, 2003 have been restated to include the accretion expense related to the change in accounting policy first implemented in the fourth quarter of 2004, with effect from February 1, 2003, as referred to in note 3(c) of the audited consolidated financial statements for the year ended January 31, 2004.

6. Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

(a)

General and administrative expenses include $90,499 in consulting fees paid to companies controlled by directors or officers and companies controlled by individuals related to directors of the Company.

(b)

Included in accounts payable is $98,876 due to certain companies controlled by directors and officers of the Company for services rendered.

(c)

Pursuant to an agreement dated 1999, the Company agreed to pay a 3% gross overriding royalty on certain petroleum and natural gas rights located in the Princess area to certain entities controlled by directors and officers.  During the six months ended July 31, 2004, $192,996 in royalties were paid.

7. Subsequent Events

The Company has announced the signing of a definitive agreement for the acquisition by a subsidiary of Enterra Energy Trust (of all the issued and outstanding shares of the Company).  The shareholder vote approving the transaction took place on September 28, 2004.

8. Prior Year Comparatives

The prior period figures for the six months ended July 31, 2004 were prepared by management and have not been audited or reviewed.